AI-Designed GLP-1 Peptides from ImmunoPrecise Antibodies Surpass Semaglutide in Receptor Activation Studies

Breakthrough in AI-powered drug discovery validates HYFT®-driven peptide design, with broad potential across multiple therapeutic areas

AUSTIN, Texas – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA), a leader in AI-powered drug discovery and biotherapeutics, today announced compelling in vitro results demonstrating that its artificial intelligence (AI)-designed GLP-1 receptor agonist (GLP-1RA) peptide sequences achieve comparable or superior receptor activation to Semaglutide, a benchmark GLP-1 therapy and one of the most commercially successful drugs in the world. The in vitro analysis was conducted by an independent third party, further strengthening the objectivity and reliability of the findings.

The results validate the power of IPA’s LENSai™ platform powered by its proprietary HYFT technology, which enables first-principles-based in silico peptide discovery and optimization. Five rationally engineered peptide sequences—AI-optimized for improved stability and peptidase resistance—were tested against benchmark GLP-1 analogs in receptor activation assays. Two lead candidates outperformed or matched Semaglutide under controlled assay conditions.

Crucially, the sequences were not discovered by chance. They were designed using HYFT-derived intrinsic biological patterns—mathematical representations of functional relationships in biology—making this approach highly reproducible and generalizable to other drug targets.

With GLP-1 therapies representing one of the fastest-growing segments in the global pharmaceutical market, these results demonstrate that AI can now generate not only predictive but functionally validated peptide drugs, paving the way for rapid expansion into adjacent therapeutic areas using the same HYFT-driven approach.

“This is not a one-off success,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “We’ve demonstrated a scalable, first-principles mechanism to design potent, stable, and biologically active peptide therapeutics. HYFT-guided design unlocks repeatable workflows for other validated targets—whether in cardiometabolic disease, oncology, or infectious disease. It represents a foundational shift in how therapeutics are discovered. The same LENSai-driven approach has already transformed our vaccine and antibody discovery programs, and we are now applying that rinse-and-repeat methodology to metabolic diseases—starting with GLP-1.”

IPA is now considering two complementary preclinical paths for its lead GLP-1 candidates:

•
Injectable delivery studies, including pharmacokinetic profiling and efficacy validation in animal models.
•
Non-invasive delivery strategies, including formulation work for transdermal patches and exploratory evaluation of nucleic acid-based delivery, designed to enhance durability, patient compliance, and ease of administration.

The sequences were also engineered for compatibility with next-generation expression systems, including nucleic acid-based vectors, which support scalable expression in both traditional and emerging human-relevant models, aligning with evolving regulatory interest in more predictive, flexible, and efficient therapeutic development approaches.

The significance of this breakthrough extends far beyond GLP-1. The same AI framework and HYFT-driven approach that generated these potent peptide drugs can now be applied to other high-value therapeutic targets—quickly, efficiently, and with built-in biological relevance.

This announcement follows IPA’s recent success with AI-designed dengue virus vaccine candidates, reinforcing the broad applicability of its technology across both infectious and non-infectious diseases.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise (NASDAQ: IPA) is a global leader in AI-powered biotherapeutic discovery and development. Its proprietary HYFT™ technology and LENSai platform enable first-principles-based drug design, delivering validated therapeutic candidates across modalities and therapeutic areas. IPA partners with 19 of the top 20 pharmaceutical companies and is advancing next-generation biologics through data-driven, human-relevant models.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” or similar expressions, or statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These statements include, but are not limited to, those related to the anticipated benefits, scalability, translatability, adoption, and broader application of the LENSai and HYFT® platforms; the advancement and regulatory acceptance of AI-native drug discovery methods; the continued development and potential preclinical or clinical progression of IPA’s AI-designed GLP-1 peptide program; the feasibility of next-generation delivery strategies; and the Company’s ongoing ability to maintain scientific, regulatory, and commercial momentum in this and related therapeutic areas.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. Such factors include, but are not limited to, scientific or technological developments, changes in regulatory requirements or acceptance of AI-designed therapeutics, competitive or market dynamics, intellectual property protection and enforcement, risks related to preclinical or clinical validation, integration or operational risks, and changes in economic or business conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances.

Investor Relations Contact

Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.